Exhibit 99.1

CyberArk Announces Record Fourth Quarter and Full Year 2021 Results

Record fourth quarter revenue of $151.3 million; Record full year revenue of $502.9 million
Subscription Bookings Mix of 71% in the fourth quarter; 66% for the full year 2021
Subscription Portion of Annual Recurring Revenue (ARR) of $183 million with Growth Accelerating to 146%
Total ARR of $393 million with Growth Accelerating to 44%
Subscription Transition Goals Now Expected to be Met in Second Quarter of 2022

Newton, Mass. and Petach Tikva, Israel – February 10, 2022–  CyberArk (NASDAQ: CYBR), the global leader in Identity Security, today announced record financial results for the fourth quarter and full year ended December 31, 2021.

“2021 was a historic year for CyberArk characterized by transformation, outperformance and acceleration,” said Udi Mokady, CyberArk Chairman and CEO. “As we moved through 2021, momentum continued to build culminating in a record fourth quarter. In the fourth quarter, we experienced a step function change in demand resulting in the largest sequential increase in ARR. In addition, subscription ARR growth accelerated to 146 percent, and total ARR growth accelerated to 44 percent, and we added a record number of new logos, signing more than 375 customers. We again exceeded our subscription bookings mix framework, and revenue beat our guidance range in the fourth quarter, demonstrating that our bookings were significantly above our guidance framework. Given our performance in 2021, we are confident we will hit our subscription transition target goal of reaching about 85 percent bookings mix in the second quarter of 2022. With the acceleration in our business in 2021, our excellence in execution and strong competitive stance, we are in a great position to deliver long-term profitable growth and increase shareholder value.”

     Financial Summary for the Fourth Quarter Ended December 31, 2021
•	Subscription revenue was $47.6 million in the fourth quarter of 2021, an increase of 142 percent from $19.6 million in the fourth quarter of 2020.
•	Maintenance and professional services revenue was $65.1 million in the fourth quarter of 2021, an increase of 6 percent from $61.4 million in the fourth quarter of 2020.
•	Total revenue was $151.3 million in the fourth quarter of 2021, up 5 percent from $144.5 million in the fourth quarter of 2020.
•	GAAP operating loss was $(11.8) million and non-GAAP operating income was $16.3 million in the fourth quarter of 2021.
•
GAAP net loss was $(16.9) million, or $(0.42) per basic and diluted share, in the fourth quarter of 2021. Non-GAAP net income was $11.8 million, or $0.28 per diluted share, in the fourth quarter of 2021.

Financial Summary for the Full Year Ended December 31, 2021
•	Subscription revenue was $134.6 million in the full year 2021, an increase of 139 percent from $56.4 million in the full year 2020.
•	Maintenance and professional services revenue was $252.6 million in the full year 2021, an increase of 9 percent from $231.9 million in the full year 2020.
•	Total revenue was $502.9 million in the full year 2021, up 8 percent from $464.4 million in the full year 2020.
•	GAAP operating loss was $(78.3) million and non-GAAP operating income was $23.9 million in the full year 2021.
•	GAAP net loss was $(83.9) million, or $(2.12) per basic and diluted share, in the full year 2021. Non-GAAP net income was $13.4 million, or $0.33 per diluted share, in the full year 2021.

Balance Sheet and Net Cash Provided by Operating Activities
•	As of December 31, 2021, CyberArk had $1.2 billion in cash, cash equivalents, marketable securities, and short-term deposits.
•	During the full year ended December 31, 2021, the Company generated $74.7 million in net cash provided by operating activities, compared to $106.8 million during the full year 2020.
•	As of December 31, 2021, total deferred revenue was $317.3 million, a 31 percent increase from $242.5 million at December 31, 2020.

Key Performance Indicators
•	Annual Recurring Revenue (ARR) was $393 million, an increase of 44 percent from $274 million at December 31, 2020.
o
The subscription portion of ARR was $183 million, representing 46 percent of total ARR at December 31, 2021. This represents an increase of 146 percent from $74 million, or 27 percent of total ARR at December 31, 2020.

o	The Maintenance portion of ARR was $210 million at December 31, 2021, compared to $199 million at December 31, 2020.
•
Recurring revenue was $102.9 million, an increase of 48 percent from $69.6 million for the fourth quarter of 2020. For the full year 2021, recurring revenue was $348.7 million, an increase of 41 percent from $247.3 million for the full year 2020.

•
71 percent of total license bookings were related to subscription bookings, compared with approximately 35 percent in the fourth quarter of 2020. For the full year 2021, 66 percent of total license bookings were related to subscription bookings, compared with approximately 35 percent for the full year 2020.

•	Added a record number of new logos, signing more than 375 customers during the fourth quarter of 2021.

Recent Developments
•
CyberArk published of its first annual Environmental, Social and Governance (ESG) report, highlighting the progress of its ESG program on key focus areas such as Business Ethics and Corporate Governance, Human Capital Management, Diversity, Equity and Inclusion (DEI) and Environmental Stewardship

Business Outlook
Based on information available as of February 10, 2022, CyberArk is issuing guidance for the first quarter and full year 2022 as indicated below.

First Quarter 2022:
•	Total revenue is expected to be in the range of $125.0 million and $133.0 million.
•	Non-GAAP operating loss is expected to be in the range of $(16.0) million to $(9.0) million.
•	Non-GAAP net loss per share is expected to be in the range of $(0.42) to $(0.25) per basic and diluted share.
o	Assumes 40.3 million weighted average basic and diluted shares.

Full Year 2022:
•	Total revenue is expected to be in the range of $582.0 million to $598.0 million.
•	Non-GAAP operating loss is expected to be in the range of $(34.0) million to $(20.0) million.
•	Non-GAAP net loss per share is expected to be in the range of $(0.98) to $(0.64) per basic and diluted share.
o	Assumes 40.7 million weighted average basic and diluted shares.
•	ARR as of December 31, 2022 is expected to be in the range of, $530.0 million to $536.0 million, representing growth of 35 percent to 36 percent from December 31, 2021.

Conference Call Information

In conjunction with this announcement, CyberArk will host a conference call on Thursday, February 10, 2022 at 8:30 a.m. Eastern Time (ET) to discuss the Company’s fourth quarter and year-end financial results and its business outlook. To access this call, dial +1 (833) 968-2251 (U.S.) or +1 (778) 560-2670 (international). The conference ID is 9918439. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 (800) 585-8367 (U.S.) or +1 (416) 621-4642 (international). The replay pass code is 9918439. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in Identity Security. Centered on privileged access management, CyberArk provides the most comprehensive security offering for any identity – human or machine – across business applications, distributed workforces, hybrid cloud workloads and throughout the DevOps lifecycle. The world’s leading organizations trust CyberArk to help secure their most critical assets. To learn more about CyberArk, visit https://www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2022 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Key Performance Indicators and Non-GAAP Financial Measures

Annual Recurring Revenue (ARR)
•
Annual Recurring Revenue (ARR) is defined as the annualized value of active SaaS, subscription or term-based license and maintenance contracts related to perpetual licenses in effect at the end of the reported period.

Subscription Portion of Annual Recurring Revenue
•
Subscription portion of ARR is defined as the annualized value of active SaaS and subscription or term-based license contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses.

Maintenance Portion of Annual Recurring Revenue
•
Maintenance portion of ARR is defined as the annualized value of active maintenance contracts related to perpetual licenses. The Maintenance portion of ARR excludes SaaS and subscription or term-based license contracts in effect at the end of the reported period.

Recurring Revenue
•	Recurring Revenue is defined as revenue derived from SaaS and subscription or term-based license contracts, and maintenance contracts related to perpetual licenses during the reported period.

Financial Presentation

Beginning in the first quarter of 2021, CyberArk revised the presentation of its lines of revenue and cost of revenue. The Company believes that the revised categories for revenue and cost of revenue as presented on the income statement align with how management evaluates the business. In addition, this disclosure will increase transparency into the Company’s business and shift toward recurring revenues, providing investors with more visibility into the subscription transition program. Historical information by quarter for fiscal year 2020, which has been retroactively reclassified to reflect the new lines of revenue and cost of revenue, can be found in the PowerPoint presentation posted to CyberArk’s investor relations website. The new revenue lines consist of (a) Subscription revenue, which represents SaaS and self-hosted subscription revenue including the license portion of self-hosted subscription revenue and the ratable maintenance component of self-hosted subscription revenue, (b) Perpetual license revenue and (c) Maintenance and professional services revenue, which represents the maintenance component related to perpetual license sales and professional services revenue.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating income, non-GAAP net income and free cash flow is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating loss, net loss or net cash provided by operating activities or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as GAAP gross profit excluding share-based compensation expense, amortization of intangible assets related to acquisitions and acquisition related expenses.

•
Non-GAAP operating expense is calculated as GAAP operating expenses excluding share-based compensation expense, facility exit and transition costs, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating income is calculated as GAAP operating income (loss) excluding share-based compensation expense, facility exit and transition costs, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income is calculated as GAAP net income (loss) excluding share-based compensation expense, facility exit and transition costs, acquisition related expenses, amortization of intangible assets related to acquisitions, amortization of debt discount and issuance costs, and the tax effect of non-GAAP adjustments and IP transfer.

•	Free cash flow is calculated as net cash provided by operating activities less purchase of property and equipment.

The Company believes that providing non-GAAP financial measures that are adjusted by, as applicable, share-based compensation expense, facility exit and transition costs, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance cost, the tax effect of the non-GAAP adjustments and IP transfer, and purchase of property and equipment allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that expenses related to its facility exits, acquisitions, amortization of intangible assets related to acquisitions and non-cash interest expense related to the amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability. The Company believes free cash flow is a liquidity measure that, after the purchase of property and equipment, provides useful information about the amount of cash generated by the business.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, facility exit costs, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance costs and the tax effect of the non-GAAP adjustments and IP transfer. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response, on global and regional economies and economic activity and the resulting impact on the demand for the Company’s solutions and on its expected revenue growth rates and costs; the Company’s ability to adjust its operations in response to impacts from the COVID-19 pandemic; difficulties predicting future financial results, including due to impacts from the COVID-19 pandemic; the Company’s continued transition of its business to a recurring revenue model in 2021; and the Company’s ability to complete the transition in the time frame expected; the Company’s ability to meet financial and operating targets during the transition period and after the transition is complete; changes to the drivers of the Company’s growth and our ability to adapt our solutions to IT security market demands; the Company’s ability to sell into existing and new industry verticals; the Company’s sales cycles and multiple licensing models may cause results to fluctuate; the Company’s ability to sell into existing customers; potential changes in the Company’s operating and net profit margins and the Company’s revenue growth rate; the Company’s ability to successfully find, complete, fully integrate and achieve the expected benefits of future acquisitions, including the Company’s ability to integrate and achieve the expected benefits of Idaptive; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network systems; the Company’s ability to hire, retain and motivate qualified personnel; the Company’s ability to expand its channel partnerships across existing and new geographies; the Company’s ability to further diversify its product deployments and licensing options; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

###

Investor Contact:
Erica Smith
CyberArk
Phone:  +1 617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
Phone: +1-617-558-2191
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data) (Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2020	2021	2020	2021

Revenues:
Subscription	$19,630	$47,557	$56,425	$134,628
Perpetual license	63,441	38,674	176,061	115,738
Maintenance and professional services	61,448	65,089	231,945	252,551

Total revenues	144,519	151,320	464,431	502,917

Cost of revenues:
Subscription	5,289	8,123	17,513	25,837
Perpetual license	1,365	979	4,925	3,904
Maintenance and professional services	16,054	16,594	60,133	63,566

Total cost of revenues	22,708	25,696	82,571	93,307

Gross profit	121,811	125,624	381,860	409,610

Operating expenses:
Research and development	26,659	40,747	95,426	142,121
Sales and marketing	61,038	77,564	219,999	274,401
General and administrative	15,325	19,162	60,429	71,425

Total operating expenses	103,022	137,473	375,854	487,947

Operating income (loss)	18,789	(11,849)	6,006	(78,337)

Financial expense, net	(2,733)	(3,245)	(6,395)	(12,992)

Income (loss) before taxes on income	16,056	(15,094)	(389)	(91,329)

Tax benefit (taxes on income)	(4,002)	(1,793)	(5,369)	7,383

Net income (loss)	$12,054	$(16,887)	$(5,758)	$(83,946)

Basic net income (loss) per ordinary share, net	$0.31	$(0.42)	$(0.15)	$(2.12)
Diluted net income (loss) per ordinary share, net	$0.30	$(0.42)	$(0.15)	$(2.12)

Shares used in computing net income (loss)
per ordinary shares, basic	38,913,923	39,982,230	38,628,770	39,645,453
Shares used in computing net income (loss)
per ordinary shares, diluted	39,938,780	39,982,230	38,628,770	39,645,453

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	December 31,
	2020	2021

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$499,992	$356,850
Short-term bank deposits	256,143	369,645
Marketable securities	196,856	199,933
Trade receivables	93,128	113,211
Prepaid expenses and other current assets	15,312	22,225

Total current assets	1,061,431	1,061,864

LONG-TERM ASSETS:
Marketable securities	202,190	300,662
Property and equipment, net	18,537	20,183
Intangible assets, net	23,676	17,866
Goodwill	123,717	123,717
Other long-term assets	99,992	121,743
Deferred tax asset	32,809	47,167

Total long-term assets	500,921	631,338

TOTAL ASSETS	$1,562,352	$1,693,202

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$8,250	$10,076
Employees and payroll accruals	52,169	75,442
Accrued expenses and other current liabilities	24,915	23,576
Deferred revenues	161,679	230,908

Total current liabilities	247,013	340,002

LONG-TERM LIABILITIES:
Convertible senior notes, net	502,302	520,094
Deferred revenues	80,829	86,367
Other long-term liabilities	24,920	20,227

Total long-term liabilities	608,051	626,688

TOTAL LIABILITIES	855,064	966,690

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	101	104
Additional paid-in capital	481,992	588,937
Accumulated other comprehensive income	4,175	397
Retained earnings	221,020	137,074

Total shareholders' equity	707,288	726,512

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,562,352	$1,693,202

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Twelve Months Ended
	December 31,
	2020	2021

Cash flows from operating activities:
Net loss	$(5,758)	$(83,946)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation and amortization	15,475	14,228
Amortization of premium and accretion of discount on marketable securities, net	3,068	7,532
Share-based compensation	71,849	95,436
Deferred income taxes, net	(1,988)	(11,972)
Increase in trade receivables	(17,315)	(20,083)
Amortization of debt discount and issuance costs	17,183	17,792
Increase in prepaid expenses, other current and long-term assets and others	(20,487)	(38,219)
Increase in trade payables	558	1,499
Increase in short-term and long-term deferred revenues	45,397	74,767
Increase in employees and payroll accruals	7,846	23,821
Decrease in accrued expenses and other current and long-term liabilities	(9,059)	(6,115)

Net cash provided by operating activities	106,769	74,740

Cash flows from investing activities:
Investment in short and long term deposits, net	(123,054)	(105,069)
Investment in marketable securities	(405,193)	(357,210)
Proceeds from sales and maturities of marketable securities	191,637	243,013
Purchase of property and equipment	(7,174)	(8,928)
Payments for business acquisitions, net of cash acquired	(68,603)	-

Net cash used in investing activities	(412,387)	(228,194)

Cash flows from financing activities:
Proceeds from (payment of) withholding tax related to employee stock plans	1,069	(789)
Proceeds from exercise of stock options	12,180	11,738

Net cash provided by financing activities	13,249	10,949

Decrease in cash, cash equivalents and restricted cash	(292,369)	(142,505)

Effect of exchange rate differences on cash and cash equivalents	-	(689)

Cash, cash equivalents and restricted cash at the beginning of the period	792,413	500,044

Cash, cash equivalents and restricted cash at the end of the period	$500,044	$356,850

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Net cash provided by operating activities to Free cash flow:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2020	2021	2020	2021

Net cash provided by operating activities	$38,948	$20,437	$106,769	$74,740
Less:
Purchase of property and equipment	(2,237)	(1,741)	(7,174)	(8,928)

Free cash flow	$36,711	$18,696	$99,595	$65,812

GAAP net cash used in investing activities	(52,121)	(96,339)	(412,387)	(228,194)
GAAP net cash provided by (used in) financing activities	6,084	(3,157)	13,249	10,949

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2020	2021	2020	2021

Gross profit	$121,811	$125,624	$381,860	$409,610
Plus:
Share-based compensation (1)	2,409	3,167	8,734	11,158
Amortization of share-based compensation capitalized in software development costs (3)	-	70	-	242
Amortization of intangible assets (2)	2,415	1,279	8,244	5,112
Acquisition related expenses	-	-	447	-

Non-GAAP gross profit	$126,635	$130,140	$399,285	$426,122

Reconciliation of Operating Expenses to Non-GAAP Operating Expenses:
	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2020	2021	2020	2021

Operating expenses	$103,022	$137,473	$375,854	$487,947
Less:
Share-based compensation (1)	16,065	23,495	63,115	84,278
Amortization of intangible assets (2)	205	175	683	698
Acquisition related expenses	-	-	4,079	-
Facility exit and transition costs	-	-	140	760

Non-GAAP operating expenses	$86,752	$113,803	$307,837	$402,211

Reconciliation of Operating Income (loss) to Non-GAAP Operating Income:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2020	2021	2020	2021

Operating income (loss)	$18,789	$(11,849)	$6,006	$(78,337)
Plus:
Share-based compensation (1)	18,474	26,662	71,849	95,436
Amortization of share-based compensation capitalized in software development costs (3)	-	70	-	242
Amortization of intangible assets (2)	2,620	1,454	8,927	5,810
Acquisition related expenses	-	-	4,526	-
Facility exit and transition costs	-	-	140	760

Non-GAAP operating income	$39,883	$16,337	$91,448	$23,911

Reconciliation of Net Income (Loss) to Non-GAAP Net Income:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2020	2021	2020	2021

Net income (loss)	$12,054	$(16,887)	$(5,758)	$(83,946)
Plus:
Share-based compensation (1)	18,474	26,662	71,849	95,436
Amortization of share-based compensation capitalized in software development costs (3)	-	70	-	242
Amortization of intangible assets (2)	2,620	1,454	8,927	5,810
Acquisition related expenses	-	-	4,526	-
Facility exit and transition costs	-	-	140	760
Amortization of debt discount and issuance costs	4,352	4,505	17,183	17,790
Taxes on income related to non-GAAP adjustments	(4,851)	(4,045)	(20,807)	(22,682)
Intra-entity IP transfer tax effect, net	-	-	5,036	-

Non-GAAP net income	$32,649	$11,759	$81,096	$13,410

Non-GAAP net income per share
Basic	$0.84	$0.29	$2.10	$0.34
Diluted	$0.82	$0.28	$2.05	$0.33

Weighted average number of shares
Basic	38,913,923	39,982,230	38,628,770	39,645,453
Diluted	39,938,780	41,622,091	39,553,203	40,804,053

(1) Share-based Compensation :
	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2020	2021	2020	2021

Cost of revenues - Subscription	$112	$309	$540	$853
Cost of revenues - Perpetual license	57	66	177	234
Cost of revenues - Maintenance and Professional services	2,240	2,792	8,017	10,071
Research and development	4,085	5,620	14,691	20,498
Sales and marketing	6,996	10,926	28,220	38,546
General and administrative	4,984	6,949	20,204	25,234

Total share-based compensation	$18,474	$26,662	$71,849	$95,436

(2) Amortization of intangible assets :
	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2020	2021	2020	2021

Cost of revenues - Subscription	$2,140	$1,157	$6,856	$4,468
Cost of revenues - Perpetual license	275	122	1,388	644
Sales and marketing	205	175	683	698

Total amortization of intangible assets	$2,620	$1,454	$8,927	$5,810

    (3) Classified as Cost of revenues - Subscription.